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                            December 20, 2022

       Moshe Edree
       Chief Executive Officer
       Codere Online Luxembourg, S.A.
       7 rue Robert St  mper
       L-2557 Luxembourg, Grand Duchy of Luxembourg
       R.C.S. Luxembourg: B255798

                                                        Re: Codere Online
Luxembourg, S.A.
                                                            Post-Effective
Amendment No. 3 to Form F-1 on Form F-3
                                                            Filed December 5,
2022
                                                            File No. 333-262940

       Dear Moshe Edree:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 3 to Form F-1 on Form F-3

       General

   1. We note the Form F-1 declared effective March 11, 2022 registered the resale of
                                                        8,034,500 Ordinary
Shares and 37,000 Parent Warrants and that you seek to now register the resale of
40,391,000 Ordinary Shares and 185,000 Parent Warrants via post-effective amendment. Please
explain why you believe you are able to do so in light of the general prohibition against
adding securities by means of a post-effective amendment contained in
                                                        Securities Act Rule
413(a). Refer also to Securities Act Rules Compliance and Disclosure
                                                        Interpretation Question
210.01.
 Moshe Edree
FirstName LastNameMoshe    Edree
Codere Online  Luxembourg, S.A.
Comapany20,
December  NameCodere
              2022     Online Luxembourg, S.A.
December
Page 2    20, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate Beukenkamp at 202-551-3861 or Jennifer L pez Molina at 202-551-
3792 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Michael Willisch